VANC Pharmaceuticals Inc.

Unaudited condensed interim

consolidated financial statements

For the three months ended March 31, 2017

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for VANC Pharmaceuticals Inc. (the Company) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2017.

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed In Canadian Dollars)

As at	Note	March 31, 2017	December 31, 2016
		$	$
ASSETS

Current Assets
Cash and cash equivalents		520,728	427,482
Accounts receivable	4	380,966	719,405
Prepaid expenses and deposits		30,228	41,144
Inventories		698,565	1,056,287
		1,630,487	2,244,318

Equipment		23,263	31,017

Total Assets		1,653,750	2,275,335

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	5	341,575	357,342
		341,575	357,342
SHAREHOLDERS’ EQUITY
Share Capital	6	16,320,006	16,320,006
Contributed surplus	6	4,069,853	3,952,879
Deficit		(19,077,684)	(18,354,892)
		1,312,175	1,917,993
Total Liabilities and Shareholders’ Equity		1,653,750	2,275,335

Commitments (Note 11)

Approved and authorized on behalf of the Board of Directors on May 9, 2017.

     “Bob Sukhwinder Rai”                   “Eugene Beukman”

Bob Sukhwinder Rai, CEO & DirectorEugene Beukman, CFO & Director

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

		Three Months Ended	Three Months Ended
	Note	March 31, 2017	March 31, 2016

		$	$
Revenue
Sales		187,608	929,750
Marketing, promotional incentives		(67,122)	(458,852)
Net sales		120,486	470,898

Cost of Sales		50,015	268,550

Gross Profit		70,471	202,348
Gross Profit as % of Net Sales		58%	43%

Expenses
Product registration and development		43,347	47,702
Selling and Marketing	7	139,219	141,696
General and administrative	8	162,895	208,944
		345,461	398,342
Other income (expense)
Share-based compensation		(116,974)	(516,062)
Other income		9,392	3,227
Write-down of inventories		(340,220)	-

Net loss and comprehensive loss for the period		(722,792)	(708,829)

Basic and Diluted Loss Per Share		(0.05)	(0.05)
Weighted Average Number of Common Shares Outstanding		15,001,306	14,532,075

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$

Balance, December 31, 2015	14,276,306	15,775,145	39,272	3,173,546	(15,740,988)	3,246,975
Issued during three months ended March 31, 2016:
For exercise of options	387,500	346,686	-	(160,186)	-	186,500
For exercise of warrants	75,000	42,692	(3,692)	-	-	39,000
Share-based payments	-	-	-	516,062	-	516,062
Net loss					(708,829)	(708,829)
Balance, March 31, 2016	14,738,806	16,164,523	35,580	3,529,422	(16,449,817)	3,279,708

Balance, December 31, 2016	15,001,306	16,320,006	209,774	3,743,105	(18,354,892)	1,917,993
Issued during three months ended March 31, 2017:
Share-based payments	-	-	-	116,974	-	116,974
Net loss					(722,792)	(722,792)
Balance, March 31, 2017	15,001,306	16,320,006	209,774	3,860,079	(19,077,684)	1,312,175

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
	$	$
Operating Activities
Net loss	(722,792)	(708,829)
Adjustment for the following items:
Amortization	7,754	3,283
Share-based payments	116,974	516,062
Write-down of inventories	340,220	-

Changes in Non-Cash Working Capital Items
Accounts receivable	338,439	(600,397)
Prepaid expenses and deposits	10,916	(81,187)
Inventories	17,503	(50,942)
Accounts payable and accrued liabilities	(15,768)	190,806
Net cash used in operating activities	93,246	(731,204)

Investing Activities
Purchase of equipment	-	(4,422)
Net cash used in investing activities	-	(4,422)

Financing Activities
Proceeds from exercise of options	-	186,500
Proceeds from exercise of warrants	-	39,000
Net cash provided by financing activities	-	225,500

Increase (Decrease) in Cash	93,246	(510,126)
Cash and Cash Equivalents, Beginning of Period	427,482	2,135,912
Cash and Cash Equivalents, End of Period	520,728	1,625,786

Cash and Cash Equivalents Consist of:
Cash	290,618	105,786
Guaranteed Investment Certificates	230,110	1,520,000
Cash and cash equivalents	520,728	1,625,786

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the last quarter of fiscal year 2015, or raise additional financing to cover ongoing cash requirements.

The interim consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Three months ended March 31, 2017	Year ended December 31, 2016
	$	$
Deficit	(19,077,684)	(18,354,892)
Working capital	1,288,912	1,886,976

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 70% of its gross sales from four distributors for the year ended December 31, 2016. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The interim consolidated financial statements for the three months ended March 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the year ended December 31, 2016.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

b)Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(l). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Consistency of presentation

The Company retains the presentation and classification of items in the financial statements from the previous period; however, some items on the statement of operations and comprehensive loss were reclassified to improve the presentation of financial statements.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiary, Vanc Marine Pharmaceuticals Inc. During the reporting period the subsidiary was remained dormant with neither transactions nor balances.

d)Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years. The Company is still in the process of assessing the impact on the financial statements of these new standards:

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management. IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted.

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

b)Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

c)Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, quality control testing, inventory management and warehousing fees. A regular review is undertaken to determine the extent of any provision for obsolescence.

d)Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and leasehold improvement, is amortized at 30%.

e)Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

f)Share Capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

g)Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti dilutive. Basic and diluted loss per share are the same for the periods presented.

h)Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. All financial assets and liabilities are recorded at fair value at initial recognition.

The Company classifies its financial instruments as follows:

Cash and equivalents Fair value through profit or loss

Accounts receivable Loans and receivables

Accounts payable and accrued liabilities Other financial liability

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than twelve months after the end of the reporting period. These are classified as non-current assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

i)Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

4.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	March 31, 2017	December 31, 2016
	$	$
Trade receivables	375,037	668,917
GST receivable	5,604	48,242
Employee advances	324	2,246
	380,966	719,405

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

5.ACCOUNTS PAYABLE AND ACCRUALS

The Company’s accounts payable and accrued costs consists of the following:

	March 31, 2017	December 31, 2016
	$	$
Trade accounts payable	60,028	100,342
Accrued liabilities	281,547	257,000
	341,575	357,342

6.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

Three months ended March 31, 2017

There were no shares issued during the period.

Three months ended March 31, 2016

The shares issued during the period were in relation to exercised warrants and options.

Stock options

The changes in share options including those granted to directors, officers, employees and consultants during three months ended March 31, 2017 and 2016 are summarized as follows:

	Three months ended March 31, 2017		Three months ended March 31, 2016
		Weighted		Weighted
	Number of	Average	Number of	Average
	options	Exercise Price	options	Exercise Price
Beginning Balance	1,460,938	$1.38	1,303,750	$1.08
Options granted	300,000	$0.22	425,000	$1.40
Exercised	-	-	(387,500)	$0.48
Cancelled/forfeited	(1,123,438)	$1.33	-	-
Ending Balance	637,500	$0.92	1,341,250	$1.44
Exercisable	570,833	$0.88	1,018,250	$1.32

The following table summarizes information about share options outstanding and exercisable as at March 31, 2017:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$2.20	15-Apr-17	37,500*	37,500
$1.40	17-May-18	37,500	25,000
$1.40	20-Jun-18	50,000	33,333
$1.40	04-Jul-18	75,000	50,000

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

$1.40	18-Jul-18	12,500	8,333
$0.90	23-Aug-18	10,000	10,000
$0.72	15-Sep-18	12,500	4,167
$1.80	19-Aug-20	80,000	80,000
$1.44	01-Oct-20	6,250	6,250
$1.40	20-Jan-21	16,250	16,250
$0.22	27-Jan-22	300,000	300,000

		637,500	570,833

*Expired unexercised subsequent to the period ended March 31, 2017

Share-based compensation

Share-based compensation of $116,974 were recognized during three months ended March 31, 2017 (March 31, 2016 - $516,062) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Expected life	5.00	3.75
Volatility	148%	155%
Dividend yield and forfeiture rate	0%	0%
Risk-free interest rate	1.14%	0.47%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Three months ended March 31, 2017		Three months ended March 31, 2016
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Beginning balance	-	-	1,301,250	$1.64
Exercised	-	-	(75,000)	$0.52
Issued and exercisable	-	-	1,226,250	$1.68

The share warrants outstanding and exercisable as at March 31, 2017 is nil.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

7.SELLING AND MARKETING EXPENSES

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Payroll (sales personnel)	85,377	52,648
Marketing and advertising	29,508	40,386
Distribution	4,195	44,107
Travel	20,139	4,555
	139,219	141,696

8.GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Management and consulting fees	53,834	62,000
Payroll	20,431	14,565
Investor relations	-	22,500
Office maintenance	16,231	24,390
Legal and audit	22,670	33,709
Travel	6,838	10,423
Insurance	7,568	11,750
Rent	12,099	10,883
Filing and registration fees	14,929	15,298
Amortization	7,754	3,283
Bank service charges	541	143
	162,895	208,944

9.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Expenditures:
Management and consulting fees	33,000	62,000
Share-based payments	92,857	454,449
Rent	-	-

All related party transactions were in the normal course of business operations.

10.CAPITAL DISCLOSURES

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2017.

11.COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

March 31, 2017
$
Within 1 year	38,649
2 years	3,239
41,888

12.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2017, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $341,575 (December 31, 2016 - $357,342).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:

VANC Pharmaceuticals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For three months ended March 31, 2017 and 2016

(Unaudited)

(Expressed In Canadian Dollars)

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.